Exhibit 99.1

Amendment to Escrow Agreement

made and entered into this __ day of November 2017

BY AND AMONG:

Anatoly Hurgin ID 306908641 & Alexander Aurovsky ID 306345687 individuals (hereinafter referred to as the “Shareholders”) of the first part;

Ability Inc. (previously known as Cambridge Holdco Corp., Company Number 303448 a Cayman Islands company (hereinafter referred to as the “Company”) of the second part;

Shareholders and the Company shall be referred to herein collectively as the “Parties.”

AND

The Bank Leumi Le-Israel Trust Company Ltd.

of 30 Sheshet Ha Yamim St. Bnei Brak 5120261, Israel

(hereinafter referred to as the “Escrow Agent”) of the third part.

WHEREAS	The Parties signed an Escrow Agreement on 23th December 2015 (the “Escrow Agreement”);

WHEREAS	The Parties wish to amend the terms of the Escrow Agreement, by extending when the Put Option can be exercised by the Put Option Holders by one additional year as set forth herein;

NOW, it is hereby agreed between the Parties hereto as follows:

1.	The terms of the second paragraph of the Preamble of the Escrow Agreement shall be revised as follows:

WHEREAS, each Shareholder (each, a “Put Option Holder”) shall have the right to put (each, a “Put Option” and collectively, the “Put Options”) to the Company certain shares of the Company (the “Put Shares”) for an amount in cash equal to a portion of the Sum. The Put Option may be exercised by each Put Option Holder, in whole or in part, on one or multiple occasions by giving written notice to the Company at its principal executive office, together with the delivery of the Put Shares covered by the Put Option, at any time from January 1, 2019 through March 1, 2021 ("the Put Option Exercise Period"), which is following the three (3) year anniversary of the end of the 2015 full fiscal year (i.e., December 31, 2018at (the “Put Option Exercise Period”). Each Put Option Holder’s written notice shall be signed by such Put Option Holder and shall state the number of Put Shares with respect to which the Put Option is being exercised. If the Put Option is exercised by a Put Option Holder during the Put Option Exercise Period for a number of Put Shares that results in an amount of cash in the Escrow Account that is less than his or its pro rata portion of the total cash in the Escrow Account, then his or its pro rata portion of the cash remaining in the Escrow Account following distribution of such lesser amount of cash to such Put Option Holder with respect to the Put Shares exercised by such Put Option Holder shall remain in Escrow until the expiration of the Put Option Escrow Period; any outstanding funds remaining in the Escrow Account at the end of the Put Option Escrow Period shall be distributed to the Company;

2.	The definition of the “Put Option Escrow Period” in Section 3 of the Escrow Agreement shall be revised as follows:

“The “Put Option Escrow Period” means the period through the five (5) year anniversary of the end of the 2015 full fiscal year and a subsequent sixty (60) day period.”

3.	Unless specially stated in this Amendment, definition of terms as stated in the Escrow Agreement will apply for this Amendment as well.

4.	Except as specifically included herein, all terms and conditions of the Escrow Agreement will continue to apply to between the Parties. For the avoidance of doubt, the Fees set forth in Section 4 of the Escrow Agreement shall apply to the extended term of the Amendment.

[signature page follows]

SIGNED BY THE PARTIES HERETO:

Ability Inc.
By:
Position:

I, the undersigned, ________________,Adv., hereby confirm this agreement was signed by _________________/the signature of _________________ as authorized signatory/ies of __________________

Anatoly Hurgin

Alexander Aurovsky

I, the undersigned, ,Adv., hereby confirm this agreement was signed by _________________/the signature of _________________ as authorized signatory/ies of )_________________

________________________________
The Bank Leumi Le-Israel Trust Co. Ltd.

by:

Position: